Exhibit 99.1

Glory Star Announces Appointment of Financial Advisor and Legal Counsel to the Special Committee

BEIJING, China, March 29, 2022 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star” or the “Company”) (Nasdaq: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that the independent special committee (the “Special Committee”) of the Company’s Board of Directors, formed to evaluate and consider the previously announced preliminary non-binding proposal letter dated March 13, 2022, has retained The Benchmark Company, LLC as its independent financial advisor and Hogan Lovells as its independent U.S. legal counsel.

The Special Committee is continuing its review and evaluation of the proposal. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Glory Star and the industry. Many important factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, include, but is not limited to, the Company’s ability to remediate its material weakness; and various factors relating to its business, operations and financial performance. All information provided in this press release is as of the date hereof, and Glory Star undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Glory Star believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Glory Star is included in Glory Star’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co